SWIRE PACIFIC

RECEIVED

2008 MAR 18 P 12:10

Our Ref: CSA/PAC1/20 & 24

7th March 2008

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W. [redacted]
Washington, DC 20549
USA

SUPPL

08001337

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are forwarding the following documents for filing:

(a) Result announcement published on 6th March 2008; and

(b) Highlights announcement published on 7th March 2008 in Financial Times.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

Ruth Khao
Deputy Company Secretary

Encl.
c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms Kammy Yuen / Ms. Anna Jia, BONY HK (w/e, by hand)

DF/RK/sl

P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2008.doc

3/19

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC

Swire Pacific Limited

(Incorporated in Hong Kong with limited liability)
(Stock codes: 00019 and 00087)
2007 Final results

	2007	2006	Change
	HK$M	HK$M	%
Turnover	**21,553**	19,111	+12.8
Operating profit	**26,579**	23,513	+13.0
Profit attributable to the Company's shareholders	**26,260**	22,566	+16.4
Cash generated from operations	**5,880**	5,748	+2.3
Net cash outflow before financing	**(4,924)**	(3,164)	+55.6
Total equity (including minority interests)	**136,678**	115,024	+18.8
Net borrowings	**22,492**	11,930	+88.5
	HK$	HK$	
Earnings per share *			
'A' shares	**17.26**	14.74	+17.1
'B' shares	**3.45**	2.95	
Dividends per share			
'A' shares	**3.230**	2.830	+14.1
'B' shares	**0.646**	0.566	
Equity attributable to the Company's shareholders per share			
'A' shares	**89.38**	74.73	+19.6
'B' shares	**17.88**	14.95	

Underlying profit **	**2007**	2006	Change
	HK$M	HK$M	%
Underlying profit attributable to the Company's shareholders	**10,283**	8,716	+18.0
	HK$	HK$	
Underlying earnings per share *			
'A' shares	**6.76**	5.69	+18.8
'B' shares	**1.35**	1.14	
Underlying equity attributable to the Company's shareholders per share			
'A' shares	**101.13**	83.93	+20.5
'B' shares	**20.23**	16.79	

* See note 7.
** Underlying profit has been adjusted for net property revaluation movements.

Consolidated Profit and Loss Account
for the year ended 31st December 2007

	Note	2007 HK$M	2006 HK$M
Turnover	2	21,553	19,111
Cost of sales		(11,479)	(10,685)
Gross profit		10,074	8,426
Distribution costs		(2,687)	(2,318)
Administrative expenses		(1,346)	(1,133)
Other operating expenses		(262)	(205)
Other net gains		1,354	1,698
Change in fair value of investment properties		19,446	17,045
Operating profit	3	26,579	23,513
Finance charges		(590)	(617)
Finance income		97	113
Net finance charges	4	(493)	(504)
Share of profits less losses of jointly controlled companies		621	694
Share of profits less losses of associated companies		3,684	2,646
Profit before taxation		30,391	26,349
Taxation	5	4,004	3,582
Profit for the year		26,387	22,767
Attributable to:			
The Company's shareholders		26,260	22,566
Minority interests		127	201
		26,387	22,767
Dividends			
Interim - paid		1,366	965
Final – proposed / paid		3,533	3,356
	6	4,899	4,321
		HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	7		
'A' shares		17.26	14.74
'B' shares		3.45	2.95

Consolidated Balance Sheet
at 31st December 2007

	Note	2007 HK$M	2006 HK$M
ASSETS AND LIABILITIES			(Restated)
Non-current assets			
Property, plant and equipment		16,762	8,869
Investment properties		128,109	104,368
Leasehold land and land use rights		2,349	1,084
Intangible assets		860	843
Jointly controlled companies		5,761	5,195
Associated companies		23,224	20,855
Available-for-sale investments		365	168
Long-term receivables		7	10
Long-term security deposits		553	339
Derivative financial instruments		37	26
Deferred expenditure		38	46
Deferred tax assets		148	159
Retirement benefit assets		181	187
		178,394	142,149
Current assets			
Properties for sale		2,413	1,218
Stocks and work in progress		1,575	1,394
Trade and other receivables	8	3,053	2,536
Derivative financial instruments		15	5
Bank balances and short-term deposits		3,981	1,859
		11,037	7,012
Current liabilities			
Trade and other payables	9	7,423	5,166
Provisions		8	45
Taxation		278	177
Derivative financial instruments		-	10
Bank overdrafts and short-term loans		4,078	803
Long-term loans and bonds due within one year		170	777
		11,957	6,978
Net current (liabilities)/assets		(920)	34
Total assets less current liabilities		177,474	142,183
Non-current liabilities			
Perpetual capital securities		2,340	2,330
Long-term loans and bonds		20,486	10,271
Derivative financial instruments		45	89
Deferred tax liabilities		17,748	14,268
Deferred income		-	36
Retirement benefit liabilities		177	165
		40,796	27,159
NET ASSETS		136,678	115,024
EQUITY			
Share capital	11	910	919
Reserves	12	134,607	113,495
Equity attributable to the Company's shareholders		135,517	114,414
Minority interests		1,161	610
TOTAL EQUITY		136,678	115,024

Notes:

1. Segment information

(a) Primary reporting format - business segments by division:

Year ended 31st December 2007	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses of jointly controlled companies HK$M	Share of profits less losses of associated companies HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to the Company's shareholders HK$M
Property								
Property investment	5,663	4,040	(802)	46	12	3,296	2,949	2,950
Property trading	10	(33)	9	(46)	-	(70)	(42)	(42)
Sales of investment properties	283	90	-	-	-	90	111	111
Hotels	148	6	-	32	136	174	174	174
Change in fair value of investment properties	-	19,377	-	98	55	19,530	16,032	16,032
	6,104	**23,480**	**(793)**	**130**	**203**	**23,020**	**19,224**	**19,225**
Aviation								
Cathay Pacific group	-	-	-	-	2,680	2,680	2,680	2,680
Aircraft engineering	-	-	-	-	469	469	469	469
Cargo handling	-	-	-	-	273	273	273	181
	-	-	-	-	**3,422**	**3,422**	**3,422**	**3,330**
Beverages								
Hong Kong	1,692	166	(2)	-	-	164	148	134
Taiwan	1,027	36	(5)	1	-	32	32	27
USA	3,294	351	3	-	-	354	272	272
Mainland China	1,053	(32)	(19)	190	-	139	131	113
Central costs	-	(38)	-	-	-	(38)	(40)	(39)
	7,066	**483**	**(23)**	**191**	-	**651**	**543**	**507**
Marine Services								
Ship owning and operating	3,104	1,503	(44)	8	-	1,467	1,405	1,405
Ship repair, engineering and harbour towage	-	-	-	59	-	59	59	59
Container terminal operations	-	-	-	8	-	8	8	8
Sale of container terminal operations	-	1,078	-	-	-	1,078	1,078	1,078
	3,104	**2,581**	**(44)**	**75**	-	**2,612**	**2,550**	**2,550**
Trading & Industrial								
Car distribution	3,398	124	3	-	-	127	97	97
Shoe and apparel distribution	1,521	31	(1)	8	59	97	90	90
Waste services	-	-	-	84	-	84	84	84
Beverage can supply	-	-	-	38	-	38	38	38
Paint supply	-	-	-	95	-	95	95	95
Other activities	461	(20)	1	-	-	(19)	(20)	(20)
Change in fair value of investment properties	-	19	-	-	-	19	15	15
	5,380	**154**	**3**	**225**	**59**	**441**	**399**	**399**
Head Office								
Income/expenses	158	(169)	364	-	-	195	210	210
Change in fair value of investment properties	-	50	-	-	-	50	39	39
	158	**(119)**	**364**	-	-	**245**	**249**	**249**
Inter-segment elimination	(259)	-	-	-	-	-	-	-
Total	21,553	26,579	(493)	621	3,684	30,391	26,387	26,260

(a) Primary reporting format - business segments by division (continued):

Year ended 31st December 2006	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses of jointly controlled companies HK$M	Share of profits less losses of associated companies HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to the Company's shareholders HK$M
Property								
Property investment	4,872	3,450	(750)	33	13	2,746	2,476	2,408
Property trading	554	190	25	(76)	-	139	68	67
Sales of investment properties	180	-	-	-	-	-	30	30
Hotels	27	2	-	9	115	126	126	126
Sale of available-for-sale investments	-	155	-	-	-	155	155	155
Change in fair value of investment properties	-	16,990	-	56	117	17,163	14,067	14,065
Write-back of provision for trading properties	-	-	-	132	-	132	132	132
	5,633	**20,787**	**(725)**	**154**	**245**	**20,461**	**17,054**	**16,983**
Aviation								
Cathay Pacific group	-	-	-	-	1,700	1,700	1,700	1,700
Aircraft engineering	-	-	-	-	379	379	379	379
Cargo handling	-	-	-	-	288	288	288	192
Profit on share realignment	-	1,334	-	-	-	1,334	1,334	1,334
	-	**1,334**	**-**	**-**	**2,367**	**3,701**	**3,701**	**3,605**
Beverages								
Hong Kong	1,536	156	(2)	-	-	154	139	126
Taiwan	988	56	(3)	1	-	54	41	34
USA	3,025	308	(7)	-	-	301	239	239
Mainland China	201	(75)	-	199	-	124	123	109
Central costs	-	(28)	-	-	-	(28)	(28)	(28)
	5,750	**417**	**(12)**	**200**	**-**	**605**	**514**	**480**
Marine Services								
Ship owning and operating	1,997	740	(35)	35	-	740	701	701
Ship repair, engineering and harbour towage	-	-	-	51	-	51	51	51
Container terminal operations	-	-	-	82	-	82	82	82
	1,997	**740**	**(35)**	**168**	**-**	**873**	**834**	**834**
Trading & Industrial								
Car distribution	3,845	183	(2)	-	-	181	135	135
Shoe and apparel distribution	1,303	88	(1)	-	34	121	108	108
Waste services	-	-	-	82	-	82	82	82
Beverage can supply	-	-	-	26	-	26	26	26
Paint supply	-	-	-	64	-	64	64	64
Other activities	475	5	2	-	-	7	7	7
Change in fair value of investment properties	-	27	-	-	-	27	22	22
	5,623	**303**	**(1)**	**172**	**34**	**508**	**444**	**444**
Head Office								
Income/expenses	152	(96)	269	-	-	173	174	174
Sale of investment properties	197	-	-	-	-	-	23	23
Change in fair value of investment properties	-	28	-	-	-	28	23	23
	349	**(68)**	**269**	**-**	**-**	**201**	**220**	**220**
Inter-segment elimination	**(241)**	-	-	-	-	-	-	-
Total	**19,111**	**23,513**	**(504)**	**694**	**2,646**	**26,349**	**22,767**	**22,566**

SWIRE PACIFIC

(a) Primary reporting format – business segments by division (continued) :

Analysis of total assets and total liabilities of the Group

		Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
		2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M (Restated)	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M (Restated)	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M (Restated)
Segment assets		141,050	108,670	-	-	4,059	3,755	7,217	6,026	1,861	1,781	1,529	469	155,716	120,701
Deferred tax assets	(note 1)	44	60	-	-	74	59	-	-	22	24	8	16	148	159
Jointly controlled companies		4,071	3,048	39	39	1,030	982	(59)	523	680	603	-	-	5,761	5,195
Associated companies		913	905	22,144	19,835	-	-	33	30	134	85	-	-	23,224	20,855
Bank deposits & securities	(note 1)	2,029	582	-	-	398	401	956	585	437	107	762	576	4,582	2,251
Total assets		148,107	113,265	22,183	19,874	5,561	5,197	8,147	7,164	3,134	2,600	2,299	1,061	189,431	149,161
Segment liabilities		4,229	2,328	-	-	1,513	1,358	627	517	911	746	373	562	7,653	5,511
Current and deferred tax liabilities	(note 1)	17,653	14,103	-	-	247	237	68	36	12	32	46	37	18,026	14,445
Borrowings	(note 1)	27,797	16,891	-	-	678	795	725	2,362	278	12	(2,404)	(5,879)	27,074	14,181
Total liabilities		49,679	33,322	-	-	2,438	2,390	1,420	2,915	1,201	790	(1,985)	(5,280)	52,753	34,137
Minority interests		797	292	30	32	334	286	-	-	-	-	-	-	1,161	610
Equity attributable to the Company's shareholders		97,631	79,651	22,153	19,842	2,789	2,521	6,727	4,249	1,933	1,810	4,284	6,341	135,517	114,414
Borrowings comprise:															
External borrowings		3,178	14	-	-	197	258	723	424	332	54	22,644	13,431	27,074	14,181
Inter-segment borrowings	(note 2)	24,619	16,877	-	-	481	537	2	1,938	(54)	(42)	(25,048)	(19,310)	-	-
Total		27,797	16,891	-	-	678	795	725	2,362	278	12	(2,404)	(5,879)	27,074	14,181

Notes:

(1) Current and deferred taxation, bank deposits & securities and borrowings are allocated on an actual basis.

(2) Excludes equity loans from head office.

(a) Primary reporting format - business segments by division (continued):

Analysis of turnover

	Turnover					
	2007			**2006**		
	External HK$M	Inter-segment HK$M	Total HK$M	External HK$M	Inter-segment HK$M	Total HK$M
Property						
Property investment	5,619	44	5,663	4,834	38	4,872
Property trading	10	-	10	554	-	554
Sales of investment properties	283	-	283	180	-	180
Hotels	148	-	148	27	-	27
Beverages	7,066	-	7,066	5,750	-	5,750
Marine Services	3,104	-	3,104	1,997	-	1,997
Trading & Industrial	5,306	74	5,380	5,554	69	5,623
Head Office	17	141	158	215	134	349
Inter-segment elimination	-	(259)	(259)	-	(241)	(241)
Segment revenue to external customers	21,553	-	21,553	19,111	-	19,111

Sales between business segments are accounted for at competitive market prices charged to external customers for similar goods and services.

Analysis of capital expenditure and depreciation/amortisation

	Capital expenditure		Depreciation		Amortisation	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Property	12,157	2,813	53	34	28	15
Beverages	316	280	300	258	11	19
Marine Services	1,385	1,322	297	237	-	1
Trading & Industrial	46	39	33	32	2	1
Head Office	831	2	-	1	-	-
	14,735	4,456	683	562	41	36

Capital expenditure comprises additions to property, plant and equipment, investment properties, leasehold land and land use rights and intangible assets, including additions resulting from acquisitions through business combinations.

(b) Secondary reporting format - geographical segments:

The activities of the Swire Pacific Group are principally based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the Group by principal markets is outlined below:

	Turnover		Operating profit	
	2007	2006	2007	2006
	HK$M	HK$M	HK$M	HK$M
Hong Kong	8,978	8,102	24,608	22,019
Asia (excluding Hong Kong)	6,024	5,437	129	235
United States of America	3,299	3,548	330	517
United Kingdom	148	27	9	2
Ship owning and operating	3,104	1,997	1,503	740
	21,553	19,111	26,579	23,513

	Segment assets		Capital expenditure	
	2007	2006	2007	2006
	HK$M	HK$M	HK$M	HK$M
		(Restated)		
Hong Kong	135,470	108,897	6,641	2,724
Asia (excluding Hong Kong)	9,851	3,398	6,326	277
United States of America	2,585	2,046	129	123
United Kingdom	593	334	254	10
Ship owning and operating	7,217	6,026	1,385	1,322
	155,716	120,701	14,735	4,456

2. Turnover

Turnover represents sales by the Company and its subsidiary companies to external customers and comprises revenue from:

	2007	2006
	HK$M	HK$M
Gross rental income from investment properties	5,551	4,779
Charter hire income	3,104	1,997
Property trading	10	554
Sales of investment properties	283	377
Rendering of services	243	109
Sales of goods	12,362	11,295
	21,553	19,111

3. Operating profit

	2007 HK$M	2006 HK$M
Operating profit has been arrived at after charging:		
Depreciation of property, plant and equipment	683	562
Amortisation of leasehold land and land use rights	5	1
Amortisation of intangible assets	13	12
Amortisation of deferred expenditure	23	23
And after crediting:		
Profit on shareholding realignment of associated companies	-	1,334
Profit on sale of shares in jointly controlled and associated companies	1,122	5
Profit on sale of property, plant and equipment	215	78
Profit on sale of available-for-sale investments	-	201

4. Net finance charges

	2007 HK$M	2007 HK$M	2006 HK$M	2006 HK$M
Interest charged on:				
Bank loans and overdrafts		(389)		(121)
Other loans and bonds:				
Wholly repayable within five years	(68)		(82)	
Not wholly repayable within five years	(558)		(589)	
		(626)		(671)
Fair value gains / (losses) on derivative instruments:				
Interest rate swaps: cash flow hedges, transferred from equity	29		8	
Interest rate swaps: fair value hedges	6		3	
Interest rate swaps: not qualifying as hedges	(3)		-	
		32		11
Fair value losses on financial liabilities		(8)		(15)
Amortised loan fees – loans at amortised cost		(14)		(22)
Deferred into properties under development for sale		9		1
Capitalised on:				
Investment properties	156		87	
Properties	204		46	
Vessels	46		61	
Jointly controlled companies	-		6	
		406		200
		(590)		(617)
Interest income on:				
Short-term deposits and bank balances	34		32	
Other loans	63		81	
		97		113
Net finance charges		(493)		(504)

5. Taxation

	2007		2006	
	HK$M	HK$M	HK$M	HK$M
Current taxation:				
Hong Kong profits tax	310		195	
Overseas taxation	229		197	
Over-provisions in prior years	(21)		(6)	
		518		386
Deferred taxation:				
Change in fair value of investment properties	3,436		2,985	
Origination and reversal of temporary differences	50		211	
		3,486		3,196
		4,004		3,582

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the Group is assessable for tax.

6. Dividends

	Company	
	2007	2006
	HK$M	HK$M
Interim dividend paid on 3rd October 2007 of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share (2006: HK¢63.0 and HK¢12.6)	1,366	965
Proposed final dividend of HK¢233.0 per 'A' share and HK¢46.6 per 'B' share (2006 actual dividend paid: HK¢220.0 and HK¢44.0)	3,533	3,356
	4,899	4,321

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The actual amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2008.

7. Earnings per share

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders of HK$26,260 million (2006: HK$22,566 million) by the weighted average number of 920,763,201 'A' shares and 3,003,486,271 'B' shares in issue during the year (2006: 930,375,385 'A' shares and 3,003,486,271 'B' shares) in the proportion five to one.

8. Trade and other receivables

	2007	2006
	HK$M	HK$M
Trade debtors*	1,730	1,628
Amounts due from fellow subsidiaries	5	14
Amounts due from jointly controlled companies	14	13
Amounts due from associated companies	9	9
Other receivables	1,295	872
	3,053	2,536

* Trade debtors at 31st December 2006 have been restated by a reduction of HK$9 million in regard to the acquisition of the Alias Hotel group (note 10).

The aged analysis of trade debtors at year-end was as follows:

	2007	2006
	HK$M	HK$M
Under three months	1,622	1,555
Between three and six months	78	48
Over six months	30	25
	1,730	1,628

The various Group companies have different credit policies, dependent on the requirements of their markets and the businesses in which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

9. Trade and other payables

	2007	2006
	HK$M	HK$M
Trade creditors	1,105	965
Amounts due to intermediate holding company	97	91
Amounts due to jointly controlled companies	1	12
Amounts due to associated companies	51	57
Interest-bearing advances from jointly controlled companies	134	339
Interest-bearing advances from associated companies	-	151
Advances from minority interests	116	116
Rental deposits from tenants	1,801	1,437
Other payables	4,118	1,998
	7,423	5,166

The aged analysis of trade creditors at year-end was as follows:

	2007	2006
	HK$M	HK$M
Under three months	946	861
Between three and six months	81	85
Over six months	78	19
	1,105	965

10. Restatement of opening balance sheet

During the year an associated company, Cathay Pacific group, made certain adjustments, in accordance with Hong Kong Financial Reporting Standard ("HKFRS") 3 "Business Combinations", to the fair values of assets and liabilities in respect of acquisitions made in the year ended 31st December 2006 as if these adjustments had been recognised at the date of acquisition. The impact of these adjustments decreases the Group's share of net assets of associated companies and its revenue reserve by HK$67 million as at 31st December 2006.

The consolidated balance sheet at 31st December 2006 has been restated to present borrowings gross of related security deposits and, in accordance with HKFRS 3, as a result of an adjustment to the provisional fair value of trade debtors of the Alias Hotel group acquired in the year ended 31st December 2006. These adjustments have no impact on the Group's net assets at 31st December 2006.

11. Share capital

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2007 and 2006	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 1st January 2007	930,375,385	3,003,486,271	558	361	919
Repurchased during the year	(14,810,885)	-	(9)	-	(9)
At 31st December 2007	915,564,500	3,003,486,271	549	361	910

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion five to one.

During the year under review and up to today's date, the Company purchased 14,810,885 'A' shares and no 'B' shares on the Hong Kong Stock Exchange. The Company did not issue any shares during the year. Details of shares acquired by month, excluding transaction costs of HK$3 million, are as follows:

Month	Number purchased	Highest price paid	Lowest price paid	Total cost
		HK$	HK$	HK$M
March	5,127,500	91.30	74.25	449
April	276,500	91.00	88.90	25
May	3,028,385	90.00	87.45	268
June	5,006,000	87.95	85.05	431
July	1,372,500	88.35	86.00	120
	14,810,885			1,293

12. Reserves

	Revenue reserve	Share premium account	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Translation reserve	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Group							
At 1st January 2006	93,178	342	33	292	10	69	93,924
Profit for the year	22,566	-	-	-	-	-	22,566
2005 Final dividend	(2,235)	-	-	-	-	-	(2,235)
2006 Interim dividend	(965)	-	-	-	-	-	(965)
Net fair value gains on available-for-sale investments							
- recognised during the year	-	-	-	1	-	-	1
- transferred to the profit and loss account	-	-	-	(122)	-	-	(122)
Changes in cash flow hedges							
- recognised during the year	-	-	-	-	(60)	-	(60)
- deferred tax recognised	-	-	-	-	15	-	15
- transferred to net finance charges	-	-	-	-	(8)	-	(8)
- transferred to initial cost of non-financial assets	-	-	-	-	13	-	13
Share of reserves in jointly controlled and associated companies	207	-	-	313	(307)	59	272
Translation differences	-	-	-	-	-	94	94
At 31st December 2006	112,751	342	33	484	(337)	222	113,495
Group							
At 1st January 2007							
as originally stated	112,818	342	33	484	(337)	222	113,562
fair value adjustment (note 10)	(67)	-	-	-	-	-	(67)
as restated	112,751	342	33	484	(337)	222	113,495
Profit for the year	26,260	-	-	-	-	-	26,260
2006 Final dividend	(3,356)	-	-	-	-	-	(3,356)
2007 Interim dividend	(1,366)	-	-	-	-	-	(1,366)
Repurchase of the Company's shares							
- premium paid on repurchase	(1,287)	-	-	-	-	-	(1,287)
- transferred between reserves	(9)	-	9	-	-	-	-
Net fair value gains on available-for-sale investments							
- recognised during the year	-	-	-	159	-	-	159
Changes in cash flow hedges							
- recognised during the year	-	-	-	-	102	-	102
- deferred tax recognised	-	-	-	-	(12)	-	(12)
- transferred to net finance charges	-	-	-	-	(29)	-	(29)
- transferred to initial cost of non-financial assets	-	-	-	-	(6)	-	(6)
Share of reserves in jointly controlled and associated companies	(120)	-	-	65	14	262	221
Translation differences	-	-	-	-	-	426	426
At 31st December 2007	132,873	342	42	708	(268)	910	134,607

Sources of finance
At 31st December 2007, committed loan facilities and debt securities net of other borrowing costs amounted to HK$34,286 million, of which HK$8,673 million (25%) remained undrawn. In addition, the Group has undrawn uncommitted facilities totalling HK$3,458 million. Sources of funds at the end of 2007 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual capital securities	2,340	2,340	-
Fixed/floating rate notes	7,257	7,257	-
Bank and other loans	24,689	16,016	8,673
Total committed facilities	34,286	25,613	8,673
Uncommitted facilities	4,919	1,461	3,458
Total	39,205	27,074	12,131

At 31st December 2007, 38% of the Group's gross borrowings were on a fixed rate basis and 62% were on a floating rate basis.

Staff
The Group, including its jointly controlled and associated companies, employs over 70,000 staff.

Corporate Governance
The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the annual report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the annual report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

The annual results have been reviewed by the Audit Committee of the Company.

Annual report
The 2007 annual report containing all the information required by the Listing Rules will be published on the Stock Exchange's website and the Company's website www.swirepacific.com. Printed copies will be sent to shareholders on 9th April 2008.

List of Directors
As at the date of this announcement, the Directors of the Company are:
Executive Directors: C D Pratt, P N L Chen, M Cubbon, D Ho, K G Kerr, J R Slosar, A N Tyler
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen, Sir Adrian Swire
Independent Non-Executive Directors: T G Freshwater, C K M Kwok, C Lee, M Leung, M C C Sze, M M T Yang

Chairman's Statement

Swire Pacific reported an attributable profit in 2007 of HK$26,260 million compared to HK$22,566 million in 2006. Underlying attributable profit, which primarily adjusts for net property revaluation gains, was HK$10,283 million, an increase of 18% on 2006, despite a HK$317 million reduction in capital profits. The increase in underlying profit was driven by increased property rental income and exceptionally strong performances from the Group's aviation interests and Swire Pacific Offshore.

2007 has been a year of consolidation, with focus placed on developing our property footprint in key cities in Mainland China and integrating aviation interests following their reorganisation in 2006. Swire Pacific Offshore and the Beverages Division both enjoyed significant expansion in activity, with Swire Pacific Offshore reporting record profits on exceptionally strong demand for its services. Total investments of over HK$15,500 million were made in the year and a further HK$18,254 million was committed as at the year-end across all key areas of the Group.

Dividends

The Directors recommend the payment of final dividends for 2007 of HK¢233.0 per 'A' share and HK¢46.6 per 'B' share which, together with the interim dividends paid on 3rd October 2007 of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share, make total dividends for the year of HK¢323.0 per 'A' share and HK¢64.6 per 'B' share: an increase of 14.1% over those for 2006. This represents a total distribution for the year of HK$4,899 million. Subject to the approval of the 2007 final dividends by the shareholders at the Annual General Meeting on 8th May 2008, it is expected that those dividends will be paid on 3rd June 2008 to shareholders registered on the record date, 8th May 2008. The share registers will be closed from 5th May 2008 to 8th May 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividends, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 2nd May 2008.

Key developments

In February 2007 Swire Properties completed the acquisition of a 1.3 million square foot retail development and a 99-room hotel under construction in Sanlitun, Beijing, for a consideration of RMB4,800 million.

In June 2007 agreement was reached with the Hong Kong Government to pay a lease modification premium of HK$807 million to allow redevelopment of a site owned by the Group on Stubbs Road in Hong Kong as a 12-storey residential building.

In November 2007 Swire Properties acquired the Tai Sang Commercial Building in Wanchai, Hong Kong, for HK$1,360 million.

In February 2008 Swire Properties acquired a 50% joint-venture interest in a retail-led mixed-use development near Jiang Tai in the Chaoyang District of Beijing. The total investment by Swire Properties in the development is estimated to be approximately RMB2,000 million.

In August 2007 Swire Pacific Offshore acquired the trade and assets of Salvin Far East Pte Limited (SFE) resulting in an immediate and significant expansion of its seismic exploration business. Including those acquired with SFE, five vessels were added to the fleet in 2007 and four older vessels were sold.

In February 2007 the Group completed the sale of its interest in Shekou Container Terminals, realising a gain of HK$1,078 million.

Operating performance
Property rentals and occupancy levels in Hong Kong remained high during the year as a result of continued strong demand and the absence of significant additional new supply. Swire Properties' underlying attributable profit grew by 7% as a result.

The Cathay Pacific group performed strongly in 2007, as additional frequencies and capacity coupled with continued robust passenger demand offset a weaker than expected cargo market. Synergies from the acquisition of Dragonair in September 2006 supported Cathay Pacific's results and added significant connectivity benefits to users of the Hong Kong hub.

The HAECO group had a strong year, with robust demand filling expanded capacity.

The Beverages Division recorded strong volume growth in Mainland China but high raw material costs continued to depress margins. However, a strong performance from the USA, with improved pricing, resulted in a small increase in overall earnings.

Swire Pacific Offshore had another outstanding year with record high charter rates and strong vessel utilisation.

Profit from the Trading & Industrial Division fell by 10% in 2007. This was attributable to continued weak consumer sentiment in Taiwan which depressed sales at Taikoo Motors.

Finance
Net debt at the year-end was HK$22,492 million, an increase of HK$10,562 million from the start of the year as a result of new investments in property, vessels and repurchases of the Company's shares. Newly arranged debt facilities included a five-year HK$10,000 million syndicated loan and HK$3,600 million of bilateral revolving credit facilities. Gearing rose during the year by 6.1 percentage points from 10.4% to 16.5%.

Corporate Governance
Swire Pacific's governance principles and the processes adopted to safeguard the interests of shareholders are set out in the 2007 annual report.

Sustainable development
It is Swire Pacific's policy to adopt best practice in its relations with its stakeholders, including employees and the communities in which we are involved. We also acknowledge the need to protect the natural environment in which we operate. During 2007 the Group has formalised its framework around those areas, previously reported under "corporate social responsibility", through the adoption of a Sustainable Development Policy. This is discussed further in the 2007 annual report.

Prospects
In Hong Kong Swire Properties will open the 70-storey "One Island East" office building in Quarry Bay in the first-half of 2008. The 350-room "EAST" hotel adjacent to the site is scheduled to be completed in 2009.

Re-development of 53 Stubbs Road has begun with completion expected in 2010.

Swire Properties' retail and hotel development at Sanlitun in Beijing, its first major development to be completed in Mainland China, will be opened progressively during 2008.

Construction of the mixed-use 3.6 million square foot development at TaiKoo Hui, Guangzhou, is progressing well, with completion expected in 2010.

In Shanghai, our joint-venture development at Dazhongli is at site-clearance stage, with completion expected in 2012.

Swire Hotels has been formed to create and manage small luxury hotels in Hong Kong and Mainland China, where the hotels will be an integral part of Swire Properties' retail and office developments, and in the United Kingdom.

On completion of current developments, Swire Properties will have a property portfolio of over 15.5 million square feet in Hong Kong and 7.9 million square feet in Mainland China.

Cathay Pacific expects further synergies to be realised from its acquisition of Dragonair and opportunities arising from its cross-shareholding relationship with Air China continue to be explored. Fuel prices are expected to remain high and the Aviation Division's profitability remains sensitive to further increases. Cathay Pacific and Dragonair are committed to significant capacity expansion over the next five years, with 51 aircraft currently on order.

Cathay Pacific is the subject of anti-trust investigations by competition authorities in various jurisdictions and is cooperating fully with the relevant authorities. Given the uncertainties surrounding these issues, no reliable estimate of any potential liability can be made at this time. Accordingly the matter is disclosed as a contingent liability in the accounts.

The HAECO group's prospects are good given expected robust demand for its core services and its capacity expansion programme in Hong Kong and Xiamen.

The Beverages Division is expected to continue to benefit from sales growth in Mainland China. However, the division's margins will remain sensitive to pressure from high raw material prices.

Swire Pacific Offshore is ideally placed to benefit from continued robust demand for its services from the offshore oil and gas sector. The company has a total of twenty-four new vessels on order of which eight will be delivered in 2008.

The Trading & Industrial Division expects strong performances from its investments in ICI Swire Paints and Crown Beverage Cans and a steady performance from its other businesses in 2008.

Despite increased uncertainty about the strength of the global economy, the fundamentals of the Hong Kong and Mainland China economies remain strong. The Group is well placed to benefit from this.

The continued prosperity of the Group could not have been achieved without the drive and dedication of our employees and I take this opportunity to express my gratitude to them.

Christopher Pratt
Chairman
Hong Kong, 6th March 2008

SWIRE PACIFIC

"Record profits reflecting core strength"

Christopher Pratt
Chairman, Swire Pacific Limited
Hong Kong, 6th March 2008

2007 Final Results Highlights

	2007 US$	2006 US$	Change %
Profit attributable to the Company's shareholders	**3,367M**	2,893M	**+16.4%**
Investment property portfolio	**16,424M**	13,381M	**+22.7%**
Equity per share	**11.46**	9.58	**+19.6%**
Earnings per share	**2.21**	1.89	**+17.1%**
Dividends per share	**0.41**	0.36	**+14.1%**
Underlying profit attributable to the Company's shareholders	**1,318M**	1,117M	**+18.0%**
Underlying equity per share	**12.97**	10.76	**+20.5%**
Underlying earnings per share	**0.87**	0.73	**+18.8%**

Notes:

1) Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.
2) Underlying profit has been adjusted for net property revaluation movements.
3) All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.80.
4) Dividends are declared in Hong Kong dollars.

Website: www.swirepacific.com

END